EXHIBIT B



CLINTON GROUP

                                                              December 19, 2006

Mr. Harvey R. Blau
Chairman of the Board and CEO

Griffon Corporation
100 Jericho Quadrangle
Jericho, NY 11753

Dear Mr. Blau:

We greatly appreciate you and Mr. Edelstein taking the time to discuss with us Griffon Corporation ("Griffon" or the "Company") and its prospects, and we are pleased with management's willingness to listen to shareholder ideas and opinions. Currently, funds and accounts managed by Clinton Group Inc. ("Clinton") beneficially own in excess of 5% of the outstanding shares of the Company.

We have been impressed with the franchise that management has built, and continue to appreciate management's eye towards returning shareholder value through steady share repurchases. We have invested in Griffon because we believe the market price of Griffon shares fails to reflect the true value of the Company's operating subsidiaries, if they were to be valued on a stand-alone basis.

Given the apparent disconnect between each segment's intrinsic value and the Company's current stock price, we were pleased to hear on last quarter's conference call that management was proactively reviewing strategic alternatives with respect to the defense segment. We hope to work constructively with management to continue to evaluate multiple strategic alternatives, including, but not limited to, a tax-free spin-off or sale to strategic acquirors of one or more of Griffon's subsidiaries, or a going-private transaction for the Company. Given the market leading positions of Clopay Corporation's garage door division and specialty films division, as well as Telephonics Corporation's well positioned and growing defense segment, we believe any of these initiatives, or a combination thereof, would unlock significant value for existing shareholders.

Based on our due diligence, we firmly believe that competitors in each respective segment both hold the Company's subsidiaries in high regard and have tremendous strategic interest. Additionally, a publicly traded comparable company analysis as well as our due diligence supports the notion that ample demand would exist for Telephonics Corporation in the public market as a stand-alone company.

Our analysis ultimately suggests that fair value for Griffon's stock approximates $31-$35, prior to certain adjustments as footnoted below.



                     EST. LTM    /                                           /
FY End: September     EBITDA     /                                TRADING    /                                       TRANSACTION
                      ENDING     /   TRADING       TRADING         VALUE     /   TRANSACTION       TRANSACTION          VALUE
S/O (1)    36,611     3/31/07    /   MULTIPLE       VALUE        PER SHARE   /     MULTIPLE         VALUE (3)       PER SHARE (3)
                     ---------   /   --------     ----------    ----------   /   -----------       -----------      -------------
                                 /                                           /
Garage doors           $49,753   /     7.0x        $348,274        $9.51     /       8.0x            $398,027           $10.87
Installation                     /                                           /
Services                $8,134   /     6.0x         $48,805        $1.33     /       7.0x             $56,939            $1.56
Defense                $50,346   /    10.0x        $503,455       $13.75     /      11.0x            $553,801           $15.13
Specialty                        /                                           /
plastic films          $42,515   /     7.0x        $297,602        $8.13     /       8.0x            $340,117            $9.29
                      --------   /               ----------      -------     /                     ----------          -------
                      $150,748   /               $1,198,136       $32.73     /                     $1,348,884           $36.84
                                 /                                           /
Net debt                         /                  $64,931        $1.77     /                        $64,931            $1.77
                                 /                                           /
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value (2)                              $1,133,205       $30.95                           $1,283,953           $35.07
------------------------------------------------------------------------------------------------------------------------------------



(1) - Assumes full conversion of the 4% convertible notes.
(2) - Before taking into account approximately $18 million in unallocated corporate expenses.
(3) - Before taking into account approximately $2-$3 per share in estimated tax leakage.


We enjoyed meeting with you and hope to continue an open and constructive dialogue. To that end, please feel free to call me at 212-377-4224 or Tobin Kim, Vice President, at 212-739-1830, anytime to discuss any and all issues further at your convenience.

Sincerely,


/s/ Conrad Bringsjord
-------------------------
Conrad Bringsjord
Managing Director
Portfolio Manager Event Driven and Activist Investments